UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This 8-K/A is being filed to provide the letter from our auditors indicating their agreement with the information we provided in our original 8-K.

Item 4.01 Change in Registrant's Certifying Accountant.

On November 4, 2008, the Audit Committee of the Board of Directors of ExpressJet Holdings, Inc. (the "Company") gave notice to Ernst & Young LLP ("Ernst & Young") that they will be dismissed as the Company's independent registered public accounting firm. Ernst & Young LLP has been engaged as our independent registered public accounting firm through the fiscal year ending December 31, 2008 and will be dismissed effective with their completion of the audit of the December 31, 2008 annual financial statements. The reports of Ernst & Young on the financial statements of the Company for the years ended December 31, 2007 and 2006 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's two most recent fiscal years and subsequent interim period through the date of this filing, there have been no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young would have caused it to make reference to the subject matter of such disagreements in their reports on the financial statements for such years.   Further, there have been no reportable events as defined under Item 304 of Regulation S-K.

The Company provided Ernst & Young with a copy of this Current Report of Form 8-K and requested that Ernst & Young furnish the Company with a letter addressed to the Securities Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree.   The Company will promptly file this letter when it is received. A copy of Ernst & Young's letter indicating agreement with the above statements is attached as Exhibit 16.1 hereto.

Item 9.01 Financial Statements and Exhibits

  (d) Exhibits

  16.1 Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated November 19, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>EXPRESSJET HOLDINGS, INC.</u>
<u>(Registrant)</u>

Date: November 19, 2008

/s/ Phung Ngo-Burns
Phung Ngo-Burns
Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

16.1   Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated November 19, 2008